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                                                                     Exhibit 2.4

FIREMAN'S FUND AND CROP GROWERS ANNOUNCE
ACQUISITION AGREEMENT


For release on March 6, 1997 at 6:00 a.m. CST

Contacts: John Kozero                             Bob Rousey
          Fireman's Fund Insurance Company        Crop Growers Corporation
          415-899-2166                            913-323-5612


Novato, CA and Overland Park, KS - Fireman's Fund Insurance Company and Crop Growers Corporation (NASDAQ: CGRO) announced today that they have entered into a definitive agreement by which Fireman's Fund would acquire Crop Growers in a cash merger at $10.25 per share. Fireman's Fund presently owns convertible preferred stock of Crop Growers and has exercised the right to purchase an additional 1,827,477 shares of common stock from former Crop Growers executives for $10.00 per share. Crop Growers has consented to such purchases, subject to certain restrictions.

    The transaction is subject to, among other things, Crop Growers stockholder approval, regulatory approvals and other customary conditions. Because of regulatory approvals and clearances, the transaction is not expected to close for several months.

    The terms of the transaction were unanimously approved by Crop Growers Board of Directors. Crop Growers has received an opinion from Dean Witter Reynolds Inc., its financial advisor, that the offer is fair from a financial point of view to Crop Growers stockholders (other than Fireman's Fund and its affiliates).

    Through March 28, 1997, Crop Growers may seek alternative acquisition proposals from certain companies and may receive unsolicited proposals. Acting through its investment bankers, Crop Growers intends to initiate appropriate contacts with respect to alternative acquisition proposals. If Crop Growers Board of Directors finds an alternative acquisition proposal that is superior to the transaction with Fireman's Fund, it may terminate the agreement with Fireman's Fund upon payment of a break-up fee of $2.4 million. After March 28, 1997, Crop Growers may receive unsolicited proposals and terminate the Fireman's Fund agreement under certain, more limited, circumstances.

    Crop Growers CEO, Larry Martinez, said "We have enjoyed a very positive strategic relationship with Fireman's Fund over the past several years and this transaction will further strengthen both of our companies' desires to be the premier provider of crop insurance."

    "In 1876 Fireman's Fund became the first company in the world to insure standing grain," said Joe Stinnette, president and CEO of Fireman's Fund. "This arrangement with Crop Growers reaffirms our early roots and helps us

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respond more thoroughly to risk management needs of farmers not only in the
Heartland but throughout rural America. We expect Crop Growers to help us achieve our mission to be the premier provider of property and casualty coverages to the American farmer, one of our key customer groups."

    One of the top 20 property and casualty insurance companies in the U.S., Fireman's Fund in 1996 had total assets of $16.5 billion and gross premiums written of $4 billion. The 134-year old Fireman's Fund is assigned an "A" rating from A.M. Best Company and "Aa1" from Moody's. Fireman's Fund has 7,885 employees who operate out of 40 major offices, distributing business and personal lines insurance through more than 6,000 independent agents.

    Crop Growers markets and services federal multi-peril crop insurance and crop hail insurance for third party insurance companies and its own insurance company subsidiaries. The company also develops, markets and sells farm management software and related mapping products. Crop Growers had 7,962,251 common shares outstanding as of February 28, 1997.


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